UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3) 1

Madison Covered Call & Equity Strategy Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

557437100
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 557437100

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,090,972
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 2,090,972
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 557437100

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,950
	8	SHARED VOTING POWER 42,685
	9	SOLE DISPOSITIVE POWER 76,950
	10	SHARED DISPOSITIVE POWER 42,685
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 557437100

1	NAME OF REPORTING PERSON Karpus Investment Management Profit Sharing Plan Fund C - Growth Common Stock Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 27,385
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 27,385
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,385
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 557437100

1	NAME OF REPORTING PERSON Arthur Charles Regan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 557437100

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Following the Joint Annual and Joint Special Meeting of the Issuer and its sister Fund, Madison Strategic Sector Premium Fund ("MSP"), the Joint Filing and Solicitation Agreement was terminated as of September 28, 2017. Accordingly, the Reporting Persons are no longer members of a Section 13(d) group and Mr. Regan and Karpus Investment Management Profit Sharing Plan Fund C - Growth Common Stock Fund shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joing Filing Agreement, as further described in Item 6.

CUSIP NO. 557437100

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 2,090,972 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 10.9% of the outstanding Shares. All funds that have been utilized in making such purchases are from such Accounts.

The aggregate purchase price of the 2,090,972 Shares beneficially owned by Karpus Investment Management is approximately $15,876,892, excluding brokerage commissions.

The aggregate purchase price of the 27,385 Shares held by Karpus Fund is approximately $195,148, excluding brokerage commissions.

The aggregate purchase price of the 92,250 Shares held by Mr. Karpus and the Karpus Entities (excluding the Shares held by Karpus Fund) is approximately $670,511, excluding brokerage commissions.

CUSIP NO. 557437100

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Karpus, an indepependent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accouts. Shares have been acquired since July 10, 2015.

Following the 2017 Joint Annual and Joint Special Meeting of the Issuer and MSP, the Joint Filing and Solicitation Agreement was terminated as of September 28, 2017.

The Reporting Persons have informed the Board that they are willing to enter into discussion in furtherance of reaching a mutually agreeable resolution. The Reporting Persons intend to closely monitor the situation at the Issuer.

CUSIP NO. 557437100

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 19,268,423 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2017 as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on September 1, 2017.

A ..	Karpus Investment Management

(a)	As of September 28, 2017, Karpus Investvestment Management beneficially owned 2,090,972 Shares held in the Accounts.

Percentage: 10.9%

(b)	1. Sole power to vote or direct vote: 2,090,972
2. Shared power to vote or direct vote: -
3. Sole power to dispose or direct the disposition: 2,090,972
4. Shared power to dispose or direct the disposition: -

(c)	The transactions in the Shares by Karpus during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B ..	George W. Karpus

(a)	As of September 28, 2017, George W. Karpus beneficially owned 76,950 Shares. In addition, George W. Karpus may be deemed to beneficially own the 42,685 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 76,950
2. Shared power to vote or direct vote: 42,685
3. Sole power to dispose or direct the disposition: 76,950
4. Shared power to dispose or direct the disposition: 42,685

(c)	Mr. Karpus did not have any transactions in the Shares during the past 60 days.

C ..	Karpus Fund

(a)	As of September 28, 2017, Karpus Fund beneficially owned 27,385 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: -
2. Shared power to vote or direct vote: 27,385
3. Sole power to dispose or direct the disposition: -
4. Shared power to dispose or direct the disposition: 27,385

(c)	Karpus Fund did not have any transactions in the Shares during the past 60 days.

D ..	Mr. Regan

(a)	As of September 28, 2017, Mr. Regan did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Regan has not entered into any transactions in the Shares.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 557437100

Item 6.	Contracts, Arrangements, Understandings or Relationships With respect to the Issuer.

Item 6 is hereby amended to add the following:

On September 28, 2017, the Reporting Persons terminated the Joint Filing and Solicitation Agreement.

On September 28, 2017 the remaining Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 557437100

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing Agreement by and between Karpus Management, Inc. and George W. Karpus, dated as of September 28, 2017.

CUSIP NO. 557437100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 2017

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott, CFA
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS

KARPUS INVESTMENT MANAGEMENT PROFIT SHARING PLAN FUND C - GROWTH COMMON STOCK FUND

By:	/s/ Kathleen F. Crane
	Name:	Kathleen F. Crane
	Title:	Chief Financial Officer & Chief Compliance Officer of Karpus Investment Management

/s/ Arthur Charles Regan
ARTHUR CHARLES REGAN

CUSIP NO. 557437100

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	640 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

CUSIP NO. 557437100

SCHEDULE B

Transactions in the Shares during the past 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(845)	$7.64	9/19/2017

EXHIBIT 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto), dated the date hereof, with respect to the shares of Common Stock of the Madison Covered Call & Equity Strategy Fund. This Joint Filing Agreement shall be filed as an Exhibit to such statement.

September 28, 2017

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS